EXHIBIT 99.1

B2Gold Reports Update on Fire-Related Incident to the Crushing Circuit at the Goose Mine

VANCOUVER, British Columbia, April 19, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announced today an update on the near-term operational plan related to the fire that occurred in certain areas of the crushing circuit at the Goose Mine in the evening of April 16, 2026, as described in B2Gold’s news release on April 17, 2026.

The Company reconfirms that no injuries were reported and no medical treatment was required related to the fire. The Company can also confirm its initial assessment that the fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility.

The Goose Mine currently has mobile crushers available at site and the preliminary operational plan is to utilize these mobile crushers to feed crushed ore directly to the fine ore stockpile. Additional temporary crushing capacity has been sourced and will be transported to site in the second quarter of 2026 to supplement the existing mobile crushers currently at the Goose Mine.

A preliminary revised mill processing plan has been developed for the second quarter of 2026 based on the use of mobile crushers feeding crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. The Company estimates that these repairs will be completed in the third quarter of 2026, and will coincide with the previously announced addition of a run-of-mine bin and apron feeder which were scheduled to be implemented in the third quarter of 2026. B2Gold reiterates its previously disclosed estimate that the Goose Mine crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026. B2Gold’s preliminary estimate of the cost of the repairs to the crushing circuit related to the fire is approximately C$10 million.

Gold production is expected to continue over the near-term, albeit at a reduced level than previously anticipated in the second quarter of 2026 due to lower throughput rates of crushed ore. In the first quarter of 2026 the Goose Mine produced 42,876 ounces of gold, ahead of internal estimates. The previous internal forecast for gold production at the Goose Mine in the second quarter of 2026 was approximately 29,000 ounces. Due to the impact to the crushing circuit related to the fire, the Company now forecasts gold production in the second quarter of 2026 of 18,000 to 20,000 ounces, a reduction of approximately 10,000 ounces.

B2Gold reiterates its full year gold production guidance for the Goose Mine of 170,000 to 230,000 ounces in 2026. The Company estimates that the impact of lower availability of crushed ore as a result of the fire will be limited to the second quarter of 2026, and that availability of crushed ore in the second half of 2026 will not change from previous estimates.

About B2Gold Corp.

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: additional crushing capacity will be transported to site in the second quarter of 2026; repairs to the crushing circuit related to the fire will be completed in the third quarter of 2026; Goose Mine crushing circuit will be able to operate at an average daily capacity of 3,200 tonnes per day by the end of the third quarter of 2026; cost of repairs to the crushing circuit related to the fire being approximately C$10 million; gold production forecast for the Goose Mine in the second quarter of 2026 of 18,000 to 20,000 ounces; and full year gold production guidance for the Goose Mine in 2026 will not change. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com